               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                           FORM 11-K


     [ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the Fiscal Year Ended December 31, 1994

                               OR

    [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  Commission File Number 1-800


                       Title of the Plan -

               SPECIAL INVESTMENT AND SAVINGS PLAN
                      FOR WRIGLEY EMPLOYEES


        Name and Address of the Issuer of the Securities
                   Held Pursuant to the Plan -

                     WM. WRIGLEY JR. COMPANY
                     (Delaware Corporation)

                    410 North Michigan Avenue
                     Chicago, Illinois 60611

                            SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Special Investment and Savings Plan Committee, as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                    WM. WRIGLEY JR. COMPANY
                               SPECIAL INVESTMENT AND SAVINGS
                                            PLAN


                              By:         WM. M. PIET
                                          Wm. M. Piet
                              Special Investment and Savings
                              Plan Committee Member and Vice
                              President-Corporate Affairs,
                              Secretary, and Assistant to the
                              President, Wm. Wrigley Jr. Company


Date:  April 23, 1995

                              Financial Statements
                           and Supplemental Schedules

                       Special Investment and Savings Plan
                              for Wrigley Employees

                        December 31, 1994, 1993, and 1992
                       with Report of Independent Auditors

                       Special Investment and Savings Plan
                              for Wrigley Employees

                 Financial Statements and Supplemental Schedules


                  Years ended December 31, 1994, 1993, and 1992

                                    Contents
Report of Independent Auditors                                                         1

Financial Statements

Statement of Net Assets Available for Plan Benefits - December 31, 1994                3
Statement of Net Assets Available for Plan Benefits - December 31, 1993                4
Statement of Changes in Net Assets Available for Plan Benefits -
  Year ended December 31, 1994                                                         5
Statement of Changes in Net Assets Available for Plan Benefits -
  Year ended December 31, 1993                                                         6
Statement of Changes in Net Assets Available for Plan Benefits -
  Year ended December 31, 1992                                                         7
Notes to Financial Statements                                                          8


                         Report of Independent Auditors

The Special Investment and Savings Plan Committee
Special Investment and Savings Plan
 for Wrigley Employees

We have audited the accompanying statements of net assets available for plan benefits of the Special Investment and Savings Plan for Wrigley Employees as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                      ERNST & YOUNG LLP
Chicago, Illinois
June 12, 1995

                       Special Investment and Savings Plan
                              for Wrigley Employees

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1994


                                                        Putnam       Putnam                      Putnam
                                                        Stable      Growth &       Putnam        Global       Wrigley
                                                        Value        Income         Vista        Growth        Stock
                                           Total         Fund         Fund          Fund          Fund          Fund
Assets
Investments, at fair value:
 Shares of registered investment
   companies:
  Putnam Stable Value Fund               $ 25,660,621   $25,660,621  $        -    $             $           $
  Putnam Growth & Income Fund               6,019,413             -   6,019,413             -             -             -
  Putnam Vista Fund                         3,410,125             -           -     3,410,125             -             -
  Putnam Global Growth Fund                 2,742,982             -           -             -     2,742,982             -
 Wrigley Stock Fund:
  Wm. Wrigley Jr. Company Common Stock
  (4,324,882 shares; cost - $38,520,466)  213,541,059             -           -             -             -   213,541,059
  Wm. Wrigley Jr. Company Class B Common
  Stock (969,112 shares; cost -
  $2,315,926)                              47,849,905             -           -             -             -    47,849,905
 Invested cash                                  8,903             -           -             -             -         8,903
                                         -------------------------------------------------------------------------------
Total investments                         299,233,008    25,660,621   6,019,413     3,410,125     2,742,982   261,399,867

Receivables:
 Participants' contributions                  239,149        70,322      19,023        11,775        12,415       125,614
 Employer's contributions                      83,102             -           -             -             -        83,102
 Participants' loans                        4,780,585     1,097,998     193,284       105,653        77,318     3,306,332
 Dividends receivable                       2,347,879             -           -             -             -     2,347,879
                                         --------------------------------------------------------------------------------
Total receivables                           7,450,715     1,168,320     212,307       117,428        89,733     5,862,927
                                         --------------------------------------------------------------------------------
Net assets available for plan benefits   $306,683,723   $26,828,941  $6,231,720    $3,527,553    $2,832,715  $267,262,794
                                         ================================================================================

Net assets available for plan benefits:
 Participants' contributions including
  earnings                             $113,322,696   $26,828,941   $6,231,720     $3,527,553    $2,832,715  $ 73,901,767
 Employer's contributions including
  earnings                              193,361,027             -            -              -             -   193,361,027
                                       ----------------------------------------------------------------------------------
Net assets available for plan benefits $306,683,723   $26,828,941   $6,231,720     $3,527,553    $2,832,715  $267,262,794
                                       ==================================================================================

See notes to financial statements.

                       Special Investment and Savings Plan
                              for Wrigley Employees

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1993
                                         Total          Fund A         Fund B        Fund C
Assets
Investments:
 Aetna Interest Accumulation Fund
  (Separate Account 256)
  (cost $37,613,743)                    $ 38,710,701  $38,710,701    $        -    $          -
 Aetna Growth and Income Equity
  Account (Separate  Account 83) (cost
  $2,750,661)                              4,165,487            -     4,165,487               -
 Wm. Wrigley Jr. Company Common Stock
  (4,176,478 shares; cost -
  $16,350,933)                           184,287,092            -             -     184,287,092
 Wm. Wrigley Jr. Company Class B
  Common Stock (1,022,804 shares; cost
  $2,530,249)                             45,131,226            -             -      45,131,226
 The Northern Trust Company
  Collective Trust Short-Term
  Investment Fund (2,053,820 units;
  cost $2,053,820)                         2,053,820        1,547           859       2,051,414
                                         ------------------------------------------------------
Total investments                        274,348,326   38,712,248     4,166,346     231,469,732

Receivables:
 Participants' contributions                 826,736      442,358        51,774         332,604
 Employer's contributions                    351,176            -             -         351,176
 Participants' loans                       3,901,776    1,537,181       118,269       2,246,326
 Dividends and interest receivable           400,759       11,346         1,263         388,150
                                        -------------------------------------------------------
Total receivables                          5,480,447    1,990,885       171,306       3,318,256
                                        -------------------------------------------------------
Net assets available for plan benefits  $279,828,773  $40,703,133    $4,337,652    $234,787,988
                                        =======================================================

Net assets available for plan benefits:
 Participants' contributions
  including earnings                    $113,123,361  $40,703,133    $4,337,652    $ 68,082,576
 Employer's contributions including
  earnings                               166,705,412   -              -             166,705,412
                                        -------------------------------------------------------
Net assets available for plan benefits  $279,828,773  $40,703,133    $4,337,652    $234,787,988
                                        =======================================================

See notes to financial statements.

                       Special Investment and Savings Plan
                              for Wrigley Employees

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1994


                                                         Putnam       Putnam                       Putnam
                                                         Stable      Growth &         Putnam       Global      Wrigley
                                                          Value       Income           Vista       Growth       Stock
                                             Total        Fund         Fund            Fund         Fund         Fund
Investment income
Dividends:
 Putnam mutual funds                     $  1,700,762  $ 1,220,654   $  365,409    $   25,615   $   89,084  $          -
 Wm. Wrigley Jr. Company Common Stock       3,858,123            -            -            -             -     3,858,123
 Wm. Wrigley Jr. Company Class B Common
 Stock                                        892,789            -            -            -             -       892,789
                                         -------------------------------------------------------------------------------
                                            6,451,674    1,220,654      365,409        25,615       89,084     4,750,912

Interest:
 Invested cash                                160,588       57,659       13,268         6,258        5,302        78,101
 Participants' loans                          254,269       32,126       12,327         8,079        7,576       194,161
                                         -------------------------------------------------------------------------------
                                              414,857       89,785       25,595        14,337       12,878       272,262
                                         -------------------------------------------------------------------------------
Total investment income                     6,866,531    1,310,439      391,004        39,952      101,962     5,023,174

Net realized and unrealized
 appreciation (depreciation) in market     27,232,054            -     (499,133)     (187,371)    (182,069)   28,100,627
 value

Contributions
 Participants                               9,594,851    2,452,008      906,964       562,117      587,720     5,086,042
 Employer                                   3,492,717            -            -             -            -     3,492,717
                                         -------------------------------------------------------------------------------
Total contributions                        13,087,568    2,452,008      906,964       562,117      587,720     8,578,759

Distributions to participants             (20,283,370)  (4,695,325)    (341,593)     (219,749)    (170,866)  (14,855,837)
Forfeitures, allocable to future
 employer contributions                       (47,833)           -            -             -            -       (47,833)
Transfers of investment direction                   -    1,172,662      189,296       458,621       63,752    (1,884,331)
                                         -------------------------------------------------------------------------------
Increase in net assets available for
  plan benefits                            26,854,950      239,784      646,538       653,570      400,499    24,914,559
Net assets available for plan benefits
 at beginning of year:
  Included in current funds               234,787,988            -            -             -            -   234,787,988
  Transfered from prior funds              45,040,785   26,589,157    5,585,182     2,873,983    2,432,216     7,560,247
                                         -------------------------------------------------------------------------------
Net assets available for plan benefits
 at beginning of year                     279,828,773   26,589,157    5,585,182     2,873,983    2,432,216   242,348,235
                                         -------------------------------------------------------------------------------
Net assets available for plan benefits
 at end of year                          $306,683,723  $26,828,941   $6,231,720    $3,527,553   $2,832,715  $267,262,794
                                         ===============================================================================

See notes to financial statements.


                       Special Investment and Savings Plan
                              for Wrigley Employees

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1993


                                         Total         Fund A          Fund B        Fund C
Investment income
Dividends:
 Aetna Growth and Income Equity
  Account (Separate Account 83)       $    307,200    $              $  307,200   $          -
 Wm. Wrigley Jr. Company Common Stock    3,708,478              -             -      3,708,478
 Wm. Wrigley Jr. Company Class B
  Common Stock                             227,893              -             -        227,893
                                      --------------------------------------------------------
                                         4,243,571              -       307,200      3,936,371

Interest:
 Aetna Interest Accumulation Fund
  (Separate Account 256)                 2,435,571      2,435,571             -              -
 The Northern Trust Company
  Collective Trust Short-Term
  Investment Fund                           44,609          6,187           406         38,016
 Participants' loans                       240,794         71,909         7,530        161,355
                                      --------------------------------------------------------
                                         2,720,974      2,513,667         7,936        199,371
                                      --------------------------------------------------------
Total investment income                  6,964,545      2,513,667       315,136      4,135,742

Net realized and unrealized
 appreciation (depreciation) in         60,984,023        200,663       (67,489)    60,850,849
 market value

Contributions
 Participants                            6,861,445      3,656,072       497,692      2,707,681
 Employer                                3,024,047              -             -      3,024,047
                                      --------------------------------------------------------
Total contributions                      9,885,492      3,656,072       497,692      5,731,728

Distributions to participants          (21,310,804)    (5,130,682)     (283,224)   (15,896,898)
Forfeitures, allocable to future
 employer contributions                    (31,474)             -             -        (31,474)
Transfers of investment direction                -       (842,664)      (99,237)       941,901
                                      --------------------------------------------------------
Increase in net assets available for
 plan benefits                          56,491,782        397,056       362,878     55,731,848
Net assets available for plan
 benefits at beginning of year         223,336,991     40,306,077     3,974,774    179,056,140
                                      --------------------------------------------------------
Net assets available for plan
 benefits at end of year              $279,828,773    $40,703,133    $4,337,652   $234,787,988
                                      ========================================================

See notes to financial statements.


                       Special Investment and Savings Plan
                              for Wrigley Employees

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1992


                                         Total          Fund A       Fund B         Fund C
Investment income
Dividends:
 Aetna Growth and Income Equity
  Account (Separate Account 83)        $    168,473    $        -   $   168,473   $          -
 Wm. Wrigley Jr. Company Common Stock     2,607,121             -             -      2,607,121
 Wm. Wrigley Jr. Company Class B
  Common Stock                              705,195             -             -        705,195
                                       -------------------------------------------------------
                                          3,480,789             -       168,473      3,312,316

Interest:
 Aetna Interest Accumulation Fund
  (Separate Account 256)                  3,271,595     3,271,595            -               -
 The Northern Trust Company
  Collective Trust Short-Term
  Investment Fund                            27,440         3,585          313          23,542
 Participants' loans                        242,785        81,205        6,550         155,030
                                       -------------------------------------------------------
                                          3,541,820     3,356,385        6,863         178,572
                                       --------------------------------------------------------
Total investment income                   7,022,609     3,356,385      175,336       3,490,888

Net realized and unrealized
 appreciation in market value            31,096,756       896,295       73,201      30,127,260

Contributions
 Participants                             6,764,881     4,163,104      480,615       2,121,162
 Employer                                 2,883,583             -            -       2,883,583
                                       -------------------------------------------------------
Total contributions                       9,648,464     4,163,104      480,615       5,004,745

Distributions to participants           (17,786,346)   (5,674,975)    (285,324)    (11,826,047)
Forfeitures, allocable to future
 employer contributions                     (25,141)            -            -         (25,141)
Transfers of investment direction                 -    (2,665,825)    (331,938)      2,997,763
                                       -------------------------------------------------------
Increase in net assets available for
 plan benefits                           29,956,342        74,984      111,890      29,769,468
Net assets available for plan
 benefits at beginning of year          193,380,649    40,231,093    3,862,884     149,286,672
                                       -------------------------------------------------------
Net assets available for plan
 benefits at end of year               $223,336,991   $40,306,077   $3,974,774    $179,056,140
                                       =======================================================

See notes to financial statements.

                       Special Investment and Savings Plan
                              for Wrigley Employees

                          Notes to Financial Statements


1.  Description of the Plan

The following is a brief description of the Special Investment and Savings Plan for Wrigley Employees (the Plan) in effect at December 31, 1994, and is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

On July 22, 1993, the Savings Plan Committee (Committee) resolved to transfer Fund A and Fund B assets from the Aetna Interest Accumulation Fund (Separate Account 256), Aetna Growth and Income Equity Account (Separate Account 83), and The Northern Trust Company Collective Short-Term Investment Fund to the Putnam Stable Value Fund, Putnam Growth & Income Fund, Putnam Vista Fund, and Putnam Global Growth Fund effective January 1, 1994, to provide participants with more investment options. Also effective January 1, 1994, Fund C was renamed the Wrigley Stock Fund but otherwise is unchanged.

In the Statement of Changes in Net Assets Available for Plan
Benefits for the year ended December 31, 1994, net assets available for plan benefits at the beginning of the year has been determined by reallocating Fund A and Fund B assets at the end of 1993 to the various Funds as elected by participants.

Participation and Contributions

The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company that adopt the Plan (collectively referred to as the Company or Employer). Employees are generally eligible to participate in the Plan after one year's service. After-tax and/or 401(k) accounts and Company matching accounts are maintained for each participant. Certain participants also have, as a part of the plan, fully-vested, payroll-based employee stock ownership (PAYSOP) accounts. However, effective December 31, 1994, the PAYSOP accounts have been discontinued and merged with the Company matching account. A participant's account balances are valued daily for participant and Employer contributions, investment income, and net appreciation (depreciation) in market value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 15% of base salary. Subject to certain limitations, the Employer is required to make matching contributions at 60% of most participants' contributions (50% for certain Company executives) up to 6% of base salary. The entire Employer contribution is invested in the Wrigley Stock Fund.

Participant and Employer contributions for the three years in the period ended December 31, 1994, were as follows:

                                1994                  1993                  1992
                         Employer  Participants Employer  Participants Employer  Participants
Wm. Wrigley Jr. Company $2,914,588  $8,119,087  $2,537,796  $5,784,910  $2,429,173  $5,771,999
L. A. Dreyfus Company      261,893     685,557     232,135     536,677     232,259     518,502
Amurol Products Company    292,027     731,936     235,228     497,650     202,060     428,255
Northwestern Flavors,
 Inc.                       24,209      58,271      18,888      42,208      20,091      46,125
                        ----------------------------------------------------------------------
                        $3,492,717  $9,594,851  $3,024,047  $6,861,445  $2,883,583  $6,764,881
                        ======================================================================

The Putnam Fiduciary Trust Company, as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees (Trust), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds, within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust's collective short-term investment fund at Putnam Fiduciary Trust Company.

Loans

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant's Employer matching contribution account plus the value of the participant's tax-deferred and regular deposit accounts. These loans, which have a maximum term of five years (ten years if used to acquire a participant's principal residence), are to be repaid through payroll withholdings. Loans shall bear a reasonable rate of interest, established annually by the Committee, generally equal to, for any Plan year, the prime interest rate minus 1%.

Investment Options and Transfers

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of five investment options.

   Putnam Stable Value Fund - Funds are invested in shares of a registered investment company that seeks low-risk fixed income investments in annuity contracts, certificates of deposit, and U.S. Treasury and government agency obligations.

   Putnam Growth and Income Fund - Funds are invested in shares of a registered investment company that seeks capital growth and current income through investments in common stocks, corporate bonds, and U.S. government securities.

   Putnam Vista Fund - Funds are invested in shares of a registered investment company that seeks capital appreciation through investments in growth and value common stocks.

   Putnam Global Growth Fund - Funds are invested in shares of a registered investment company that seeks capital appreciation through investments in a globally diversified portfolio of common stocks.

   Wrigley Stock Fund - Funds are invested in Wm. Wrigley Jr.
   Company Common Stock.

Participants may change their investment direction once per calendar quarter, on any day, in 5% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds once per calendar quarter, on any day, in 1% increments to any other investment fund or funds. After reaching age 54, participants may make a one-time election to diversify their Company contribution account into any other investment fund or funds. Changes in investment direction or transfers can be made by calling Putnam directly or by written authorization.

Vesting

A participant's portion of the Employer matching contributions, including investment income and realized and unrealized gains and losses on investments, is fully vested after four years of participation in the Plan (at the rate of 25% for each year).

A participantbecomes fully vested after one of the following events; death or termination of employment if the participant: (i) retires after reaching age 55, with at least five years of service,
(ii) is permanently disabled, or (iii) enters the Armed Forces of the United States. Participants are always fully vested in their tax- deferred and regular deposit accounts.

Withdrawals

Participants may make a withdrawal from the Plan once during a calendar quarter on any day. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

Distributions to Participants

Participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an annuity, or a combination thereof.

Charges and Deductions

When a distribution of a participant's interest in the Plan results in forfeiture of the nonvested portion of the participant's account, the amount so forfeited reduces the amount of the Employer's matching contribution required to be made on behalf of other participants on subsequent employer deposits.

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, participants will automatically become fully vested.

2.  Principal Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company Common Stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B Common Stock. However, because the Class B Common Stock is at all times convertible into Common Stock on a share-for-share basis, the market value of such shares is considered to be equivalent to that of the Company's Common Stock. Participant notes receivable are valued at cost which approximates fair value.

For Plan years 1993 and 1992, investments in the Aetna Interest Accumulation Fund (Separate Account 256), which invests primarily in government securities, are carried at market. Investments in the Aetna Growth and Income Equity Account (Separate Account 83), which invests primarily in common stocks, are carried at fair value based upon net asset value. Investments in The Northern Trust Company Collective Short-Term Investment Fund are carried at cost, which is equivalent to market.

Contributions

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Matching contributions from the Employer are recognized concurrently with the recognition of participants' contributions.

Security Transactions

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

3.  Investments

The components of net realized and unrealized appreciation
(depreciation) in market value of investments (including investments bought, sold, and held) for the year ended December 31, 1994, are as follows:

                                    Putnam       Putnam                  Putnam
                                    Stable      Growth &     Putnam      Global       Wrigley
                                    Value        Income      Vista       Growth        Stock
                                     Fund         Fund        Fund        Fund          Fund
Proceeds from sale of
 investments or withdrawals of     $ -        $ 761,505    $ 453,691    $ 326,894    $18,010,751
 stock
Cost of securities                   -          793,680      471,606      334,716      2,454,084
                                   -------------------------------------------------------------
Realized gain (loss)                 -          (32,175)    (17,915)       (7,822)    15,556,667
Change in unrealized
 appreciation (depreciation) on
 investments                         -         (466,958)    (169,456)    (174,247)    12,543,960
                                   -------------------------------------------------------------
Net realized and unrealized
 appreciation (depreciation) in
 market value                      $ -        $(499,133)   $(187,371)   $(182,069)   $28,100,627
                                   =============================================================

The components of net realized and unrealized appreciation
(depreciation) in market value of investments (including investments bought, sold, and held) for the two years in the period ended December 31, 1993, are as follows:

                             Fund A                  Fund B                  Fund C
                        1993        1992        1993        1992        1993        1992
Proceeds from sale
 of investments or
 withdrawals of
 stock                $      -    $7,421,415  $ 514,818    $728,385  $ 8,262,577  $ 3,663,943
Cost of securities           -     6,756,867    283,800     684,768      784,983      399,182
                      -----------------------------------------------------------------------
Realized gain                -       664,548    231,018      43,617    7,477,594    3,264,761
Change in
 unrealized
 appreciation
 (depreciation) on
 investments           200,663       231,747   (298,507)     29,584   53,373,255   26,862,499
                      -----------------------------------------------------------------------
Net realized and
 unrealized
 appreciation
 (depreciation) in
 market value         $200,663    $  896,295  $ (67,489)   $ 73,201  $60,850,849  $30,127,260
                      =======================================================================


Unrealized appreciation on investments held at December 31, 1994, 1993, and 1992, totaled $219,752,739, $213,053,920, and
$159,773,510, respectively.  The per share market value of Wm.
Wrigley Jr. Company Common Stock at December 31, 1994 and 1993, is as follows:


                                                               1994           1993
Wm. Wrigley Jr. Company Common Stock                         $49.375         $44.125


4.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                       December 31
                                                                  1994           1993
Net assets available for plan benefits per the financial
 statements                                                   $306,683,723    $279,828,773
Amounts allocated to withdrawing participants                  (6,851,354)     (5,444,082)
                                                              ----------------------------
Net assets available for plan benefits per the Form 5500      $299,832,369    $274,384,691
                                                              ============================

Amounts allocated to withdrawing participants by fund option are as follows:


                                                                    December 31
                                                                1994          1993
Putnam Stable Value Fund                                    $  551,202     $        -
Putnam Growth & Income Fund                                     83,739              -
Putnam Vista Fund                                               30,439              -
Putnam Global Growth Fund                                       36,315              -
Wm. Wrigley Jr. Company Common Stock                         6,149,659              -
Fund A                                                               -      1,329,165
Fund B                                                               -         26,195
Fund C                                                               -      4,088,722
                                                            -------------------------
                                                            $6,851,354     $5,444,082
                                                            =========================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              Years ended December 31
                                                                1994           1993
Benefits paid to participants
  per the financial statements                              $20,283,370    $21,310,804
Add:  Amounts allocated to withdrawing participants at
  December 31, 1994                                           6,851,354      5,444,082
Less:  Amounts allocated to withdrawing participants at
  December 31, 1993                                          (5,444,082)    (3,808,766)
                                                            --------------------------
Benefits paid to participants per the Form 5500             $21,690,642    $22,946,120
                                                            ==========================

5.  Federal Income Tax Status

The Company has received a determination letter from the Internal Revenue Service stating the Plan, as amended through 1985, qualifies under section 401(a) of the Internal Revenue Code (the
Code), and the Trust established thereunder is exempt from federal income taxation under section 501(a) of the Code. The Company believes the Plan, as amended and restated effective January 1, 1994, complies with the requirements for continuing qualification of the Plan.

Employer contributions under the Plan and earnings of the Trust are not taxable to the participant until the year in which such amounts are distributed. Generally, whenever a participant receives any amount other than an amount attributable to his regular deposit account contributions, such amount is taxable as ordinary income in the year of distribution. When a participant receives a lump-sum distribution, certain beneficial rules may apply to reduce or eliminate the tax on such distribution. These benefits include special averaging techniques and rollovers to another qualified employee retirement plan or to an individual retirement account or annuity.

The unrealized appreciation on Wm. Wrigley Jr. Company Common Stock distributed in a lump-sum distribution or attributable to a participant's regular deposit account contributions in any other distribution will not be subject to federal income tax at the time of distribution but will, to the extent realized, be taxable upon disposition of such shares.

                         Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Special Investment and Savings Plan for Wrigley Employees of Wm. Wrigley Jr. Company and in the related Prospectus of our report dated June 12, 1995, with respect to the financial statements of the Special Investment and Savings Plan for Wrigley Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1994.



                                      ERNST & YOUNG LLP
Chicago, Illinois
June 23, 1995